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FUND                                                    PRESS
AMERICAN                                                RELEASE
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                                                        CONTACT: Terry Baxter
                                                        802-649-2640


                   FUND AMERICAN TERMINATES CASH TENDER OFFER
                     FOR UP TO 500,000 SHARES AT $71.00 NET


NORWICH, Vermont, January 11, 1996 - Fund American Enterprises Holdings, Inc. today announced that it has terminated its previously announced cash tender offer to purchase 500,000 shares at $71.00 per share without purchasing any of its shares. The offer was originally scheduled to close on January 2, 1996 but was extended to January 10, 1996 when the Company recently announced that it had entered into a letter of intent contemplating the sale of Source One Mortgage Services Corporation for an aggregate price equal to Source One's adjusted book value as of the closing date plus a premium of $65 million.

The Company noted that it decided to exercise its right to terminate the offer in light of the $72.375 closing price of shares as of January 10, 1996, which prior to the scheduled expiration date exceeded the tender price, and the insignificant number of shares that were tendered.



                   Fund American Enterprises Holdings, Inc.
                          The 1820 House / Main Street
                               Norwich, VT 05055
                                (802) 649-3633
                             (802) 649-2240 (FAX)